Exhibit 4.6

Summary of terms of employment for Mike Henry – Chief Executive Officer, BHP

1. Term

Mr Henry is employed under a single employment agreement with the BHP Group with no fixed term. The contract is applicable with effect from the date of Mr Henry’s appointment as Chief Executive Officer (CEO) on 1 January 2020. Mr Henry’s performance and remuneration will be reviewed at the end of each financial year.

The Group retains the right to terminate the contract by giving 12 months’ notice or by making payment in lieu of notice of 12 months’ base salary plus the relevant contribution to a superannuation or pension scheme. Mr Henry is also entitled to any accrued entitlements such as earned but untaken leave. Mr Henry has a right to terminate the contract by giving 12 months’ notice.

2. Fixed Salary and Retirement Benefits

Mr Henry is paid a base salary of US$1,700,000 per annum. He is entitled to an additional sum equal to 10 per cent of base salary (which at the commencement of the contract will be US$170,000 per annum) which he may pay into a superannuation or pension scheme, defer receipt of until retirement under the retirement savings plan, or take as a cash payment in lieu of retirement benefits.

Where Mr Henry elects to allocate the retirement contribution to a superannuation or pension scheme, or the retirement savings plan, the rules of the relevant plans will apply.

3. Benefits

Mr Henry receives additional benefits including the cost of health, life and disability insurance, business-related spouse/partner travel, and the preparation of multi-jurisdictional taxation returns.

4. Incentive arrangements

Mr Henry is eligible to participate in incentive arrangements offered by BHP from time to time. Initially, Mr Henry will participate in the Cash and Deferred Plan (CDP) and the Long Term Incentive Plan (LTIP). The CDP and LTIP are part of BHP’s remuneration policy which was approved by shareholders at the 2019 Annual General Meetings.

CDP

Under the rules of the CDP, Mr Henry is entitled to incentive awards calculated by reference to his base salary. For performance at the target level, which requires Mr Henry to meet the rigorous performance hurdles set by the Board, including delivery of the budget, Mr Henry would receive a cash bonus worth 80 per cent of base salary. For performance at the maximum level, Mr Henry would receive a cash bonus of 120 per cent of base salary. Two tranches of deferred shares will be awarded to Mr Henry, each to the equivalent value of the actual cash bonus received. These two tranches of deferred shares will vest in two years and five years, respectively.

The grant of deferred shares will be subject to the approval of shareholders where required by applicable listing rules.

LTIP

Long-term incentives are issued under the terms of the LTIP. The number of LTIP awards allocated will be, on a face value basis, a maximum of 200 per cent of Mr Henry’s base salary, and based on the 12-month average share price and exchange rate up to and including the 30 June preceding the date of grant. LTIP awards are subject to performance hurdles, which are measured five years after the effective date of the grant. Performance hurdles are not subject to re-testing.

The performance hurdle requires BHP’s total shareholder return (TSR) over a five-year performance period to be measured against the TSR of a sector peer group (67 per cent of awards) and the TSR of a global company index (33 per cent of awards). No LTIP awards vest if BHP’s TSR is below the relevant comparator group TSR and the LTIP awards will be forfeited. 25 per cent of LTIP awards vest if BHP’s TSR is at the relevant comparator group TSR. For all LTIP awards to vest, BHP’s TSR must be at or above the 80th percentile TSR of the relevant comparator group. For performance between the relevant comparator group TSR and the 80th percentile TSR of the relevant comparator group, vesting occurs on a sliding scale.

The grant of LTIP awards will be subject to the approval of shareholders where required by applicable listing rules.

Dividends

A dividend equivalent payment (DEP) is provided on vested CDP deferred shares and vested LTIP awards. No payment is made in respect of unvested or lapsed CDP deferred shares and LTIP awards. DEPs are paid in the form of shares.

Entitlements on termination

The rules of the CDP and LTIP and BHP’s remuneration policy provide that where employment is terminated by the resignation of the executive, or by the Group for cause, Mr Henry is not entitled to any cash incentive for the year in question and all CDP deferred shares or LTIP awards will lapse.

If Mr Henry retires or his employment terminates by mutual agreement:

•	he may, at the Remuneration Committee’s discretion, be considered for a prorata incentive under the CDP for the period of service during that year based on performance;

•	CDP two-year deferred shares would vest in full on the original vesting date;

•	CDP five-year deferred shares would vest on the original vesting date, with the number of deferred shares to vest reduced prorata to reflect the period of service; and

•

he would have a right to retain entitlements to LTIP awards, which would vest on the original vesting date, only if, and to the extent, the performance hurdles are ultimately met. The number of entitlements Mr Henry would be permitted to retain would be reduced prorata to reflect the period of service.

Special provisions relate to events described as “uncontrollable” such as death and serious injury. In those circumstances, all of the CDP deferred shares and LTIP awards that have been awarded but which have not vested or are not exercisable vest immediately to and/or become immediately exercisable by Mr Henry or his estate.

5. Minimum shareholding requirement (MSR)

The Board and Remuneration Committee has determined that during his term as CEO, Mr Henry will be required to hold BHP securities with a value at least equal to five times one year’s pre-tax (gross) base salary. The value of the securities for the purposes of this requirement is the market value of the underlying shares. Unvested awards do not qualify.

The CEO is expected to grow his holdings to the MSR from the scheduled vesting of his employee awards over time. The MSR is tested at the time that shares are to be sold. Shares may be sold to satisfy tax obligations arising from the granting, holding, vesting, exercise or sale of the employee awards or the underlying shares whether the MSR is satisfied at that time or not.

Effective 1 July 2020, a two-year post-retirement shareholding requirement for the CEO will apply from the date of retirement, which will be the lower of the CEO’s MSR or the CEO’s actual shareholding at the date of retirement.

6. Leave entitlements

Mr Henry will be entitled to the following leave entitlements:

•	Annual leave – in accordance with applicable Australian law, currently four weeks per annum.

•	Other leave – in accordance with applicable law.

7. Post-employment restraints

Mr Henry will be subject to non-competition and non-solicitation restraints that operate for 12 months after the cessation of his employment.